December 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Emily Rowland

Re: BNY Mellon Municipal Funds, Inc. (the "Registrant")

File Nos. 811-06377; 333-275291

Application for Withdrawal of Form N-14, Registration Statement under the Securities Act of 1933

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "1933 Act"), the Registrant, on behalf of BNY Mellon AMT-Free Municipal Bond Fund (the "Fund"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Form N-14, the Registrant's Registration Statement under the 1933 Act (the "Registration Statement"), which was filed with the Commission via EDGAR Accession No. 0000878092-23-000012 on November 3, 2023, pursuant to Rule 14a-6 under the Securities and Exchange Act of 1934, as amended. No securities were sold in connection with the offering.

The Registrant makes this application for withdrawal as the Fund is not eligible to rely on Rule 488 under the Securities Act of 1933. The Registrant will re-submit a new filing on Form N-14 which shall become effective on such date as the Commission may determine.

The Registrant respectfully requests that the Commission grant withdrawal of the Registration Statement.

Please direct any questions regarding this matter to David Stephens of Proskauer Rose LLP at 212.969.3357.

Sincerely,

/s/ James Bitetto

James Bitetto

Vice President and Secretary

cc: David Stephens